                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 13
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               CENTER TRUST, INC.
                (formerly, Center Trust Retail Properties, Inc.;
                   formerly Alexander Haagen Properties, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    40443E100
             ------------------------------------------------------
                                 (CUSIP Number)

                          Marjorie L. Reifenberg, Esq.
                   Lazard Freres Real Estate Investors L.L.C.
                              30 Rockefeller Plaza
                               New York, NY 10020
                                 (212) 632-6000


                                 with a copy to:

                               Lance C. Balk, Esq.
                                Kirkland & Ellis
                                Citigroup Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 446-4950
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 23, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------------------      ---------------------------------------------------
 CUSIP NO. 40443E100                                        PAGE    2     OF   15        PAGES
                                                                 -------     -------

-----------------------------------------------------      ---------------------------------------------------

--------------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------
             Lazard Freres Real Estate Investors L.L.C.

--------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) [ ]

------------

                                                                                                      (b) [ ]
--------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------


--------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

------------
             AF, OO

--------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

------------


--------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

------------
             New York

--------------------------------------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
-----------------------------
                              15,666,666

--------------------------------------------------------------------------------------------------------------
                        8     SHARED VOTING POWER

-----------------------------
                              None

--------------------------------------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

-----------------------------
                              15,666,666

--------------------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

-----------------------------
                              None

--------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

------------
             15,666,666

--------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]

------------


--------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

------------
             58.6%

--------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

------------
             OO

--------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------------------------------      ---------------------------------------------------
CUSIP NO. 40443E100                                        PAGE     3     OF    15     PAGES
                                                                 -------      -------

-----------------------------------------------------      ---------------------------------------------------

--------------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------
             LF Strategic Realty Investors L.P.

--------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) [ ]

------------
                                                                                                      (b) [ ]

--------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------


--------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

------------
             AF, OO

--------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

------------


--------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

------------
             Delaware

--------------------------------------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
-----------------------------
                              15,666,666

--------------------------------------------------------------------------------------------------------------
                        8     SHARED VOTING POWER

-----------------------------
                              None

--------------------------------------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

-----------------------------
                              15,666,666

--------------------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

-----------------------------
                              None

--------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

------------
             15,666,666

-------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                       [ ]

------------


--------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

------------
             58.6%

--------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

------------
             PN (limited partnership)

--------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------------------------------      ---------------------------------------------------
CUSIP NO. 40443E100                                        PAGE    4     OF    15     PAGES
                                                                 ------      -------

-----------------------------------------------------      ---------------------------------------------------

--------------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------
             Prometheus Western Retail Trust

--------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) [ ]

------------
                                                                                                      (b) [ ]

--------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------


--------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

------------
             AF, OO

--------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

------------


--------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

------------
             Maryland

--------------------------------------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
-----------------------------
                              15,666,666

--------------------------------------------------------------------------------------------------------------
                        8     SHARED VOTING POWER

-----------------------------
                              None

--------------------------------------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

-----------------------------
                              15,666,666

--------------------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

-----------------------------
                              None

--------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

------------
             15,666,666

--------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]

------------


--------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

------------
             58.6%

--------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

------------
             OO

--------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------------------------------      ---------------------------------------------------
CUSIP NO. 40443E100                                        PAGE     5     OF    15     PAGES
                                                                 -------      -------

-----------------------------------------------------      ---------------------------------------------------

--------------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------
             Prometheus Western Retail, LLC

--------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) [ ]

------------
                                                                                                      (b) [ ]

--------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------


--------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

------------
             OO

--------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

------------


--------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

------------
             Delaware

--------------------------------------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
-----------------------------
                              15,666,666

--------------------------------------------------------------------------------------------------------------
                        8     SHARED VOTING POWER

-----------------------------
                              None

--------------------------------------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

-----------------------------
                              15,666,666

--------------------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

-----------------------------
                              None

--------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

------------
             15,666,666

--------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]

------------


--------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

------------
             58.6%

--------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

------------
             OO

--------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------------------------------      ---------------------------------------------------
CUSIP NO. 40443E100                                        PAGE     6     OF    15     PAGES
                                                                 -------      -------

-----------------------------------------------------      ---------------------------------------------------

--------------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------
             Lazard Freres & Co. LLC

--------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) [ ]

------------
                                                                                                      (b) [ ]

--------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------


--------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

------------
             AF, OO

--------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

------------


--------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

------------
             New York

--------------------------------------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
-----------------------------
                              15,666,666

--------------------------------------------------------------------------------------------------------------
                        8     SHARED VOTING POWER

-----------------------------
                              None

--------------------------------------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

-----------------------------
                              15,666,666

--------------------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

-----------------------------
                              None

--------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

------------
             15,666,666

--------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]

------------


--------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

------------
             58.6%

--------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

------------
             OO

--------------------------------------------------------------------------------------------------------------

               This Amendment No. 13 is filed by Lazard Freres & Co.
L.L.C., a New York limited liability company ("Lazard"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty"), Prometheus Western Retail Trust, a Maryland real estate investment trust ("Trust"), and Prometheus Western Retail, L.L.C., a Delaware limited liability company ("Prometheus", and together with Lazard, LFREI, LF Realty, and Trust, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the Schedule 13D dated June 10, 1997, as amended, filed by Prometheus and LF Realty (as amended, the "Initial Schedule 13D"). This Amendment hereby amends and supplements the Initial Schedule 13D. All items not described herein remain as previously reported in the Initial
Schedule 13D.

Item 2.        Identity and Background

               (a), (b), (c) and (f). Schedule 1 of the Initial Schedule 13D, setting forth the name, business address, principal occupation or employment, and citizenship of each of the members of the management committee of Lazard, is amended and restated in its entirety as Schedule 1 hereto and is incorporated by reference herein. Schedule 2 of the Initial Schedule 13D, setting forth the name, business address, principal occupation or employment and citizenship of each of the members of the Lazard Board of Lazard LLC, is amended and restated in its entirety as Schedule 2 hereto and is incorporated by reference herein.
Schedule 3 of the Initial Schedule 13D, setting forth the name, business address, principal occupation or employment and citizenship of each of the members of the Executive Committee of Lazard Strategic Coordination Company LLC, is amended and restated in its entirety as Schedule 3 hereto and is incorporated by reference herein. Schedule 4 of the Initial Schedule 13D, setting forth the name, business address, principal occupation or employment of the Executive Officers of LFREI, is amended and restated in its entirety as Schedule 4 hereto and is incorporated by reference herein.

               (d) and (e). During the last five years, to the best knowledge of the Reporting Persons, none of the persons listed on Schedules 1 through 4 of this Amendment (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               As previously reported in the Initial Schedule 13D, LFREI, LF Realty, Prometheus and Center Trust, Inc. ("Center Trust") (formerly Center Trust Retail Properties, Inc., formerly Alexander Haagan Properties, Inc.) entered into a stockholders agreement dated as of June 1, 1997 (the "Stockholders Agreement"). Pursuant to a letter agreement (the "Letter Agreement") dated as of March 12, 2001, the Stockholders Agreement was amended to permit LFREI, LF Realty and Prometheus to initiate and engage in discussions with third parties with regard to a Covered Transaction (as defined in the Stockholders Agreement) subject to the terms and conditions set forth in the Letter Agreement. As permitted by the Stockholders Agreement, as amended by the Letter Agreement, the Reporting Persons may, from time to time, engage in discussions with third parties regarding potential strategic transactions involving Center Trust or the Reporting Persons' holdings therein.

               All references to the Letter Agreement are qualified in their entirety by the full text of such letter agreement, a copy of which is attached hereto as Exhibit 99.1.

Item 7.        Materials to be Filed as Exhibits

               Exhibit 99.1 -- Letter Agreement by and among Center Trust,
                               Inc., LF Strategic Realty Investors, L.P.,
                               Lazard Freres Real Estate Investors, LLC and
                               Prometheus Western Retail, LLC, dated as of
                               March 12, 2001

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   April 10, 2001
        --------------


                       LAZARD FRERES REAL ESTATE INVESTORS L.L.C.



                       By:    /s/ John A. Moore
                              -----------------
                              Name:  John A. Moore
                              Title: Principal and Chief Financial Officer




                       LF STRATEGIC REALTY INVESTORS L.P.

                       By: Lazard Freres Real Estate Investors L.L.C., as general partner



                       By:    /s/ John A. Moore
                              -----------------
                              Name:  John A. Moore
                              Title: Principal and Chief Financial Officer



                       PROMETHEUS WESTERN RETAIL TRUST



                       By:    /s/ John A. Moore
                              -----------------
                              Name:  John A. Moore
                              Title: Vice President and Chief Financial Officer



                       PROMETHEUS WESTERN RETAIL, L.L.C.

                       By:    Prometheus Western Retail Trust,
                              its sole member



                       By:    /s/ John A. Moore
                              -----------------
                              Name:  John A. Moore
                              Title: Vice President
                                     and Chief Financial Officer

                       LAZARD FRERES & CO. LLC



                       By:    /s/ Scott D. Hoffman
                              --------------------
                              Name:  Scott D. Hoffman
                              Title: Managing Director

                                   SCHEDULE 1

               Set forth below are the names of each of the members of the management committee of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation for each such person is managing director of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States.

                                          Principal Occupation
                                          and Business Address
              Name                 (if other than as indicated above)          Citizenship
              ----                 ----------------------------------          -----------

Michel A. David-Weill             Chairman of Lazard LLC and
                                  Lazard Freres & Co. LLC                        France


Norman Eig

Steven J. Golub

Herbert W. Gullquist

Kenneth M. Jacobs

William R. Loomis, Jr.            Chief Executive Officer of Lazard
                                  Freres & Co. LLC and Lazard LLC

David L. Tashjian



                                          SCHEDULE 2

                                  LAZARD BOARD OF LAZARD LLC

               Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:

                                          Principal Occupation
              Name                        and Business Address                 Citizenship
              ----                        --------------------                 -----------
Michel A. David-Weill             Chairman of Lazard LLC and                     France
                                  Lazard Freres & Co. LLC
                                  Lazard Freres & Co. LLC
                                  30 Rockefeller Plaza
                                  New York, NY 10020

Antoine Bernheim                  Investor                                       France
                                  Chairman of Assicurazioni Generali
                                  S.p.A.
                                  Lazard Freres S.A.S.
                                  121 Boulevard Haussmann
                                  75382 Paris Cedex 08 France

Francois Voss                     Managing Director of Lazard Freres             France
                                  S.A.S.
                                  Lazard Freres S.A.S.
                                  121 Boulevard Haussmann
                                  75382 Paris Cedex 08 France

Didier Pfeiffer                   President du Conseil de Surveillance           France
                                  Fonds de Garantie des Assurances
                                  de Personnes
                                  30-32 rue de Taitbout
                                  75311 Paris Cedex 09 France

Alain Merieux                     President Directeur General (CEO)              France
                                  BioMerieux S.A. and BioMerieux
                                  Alliance
                                  69280 Marcy L'Etaile
                                  France

Jean Guyot                        Investor                                       France
                                  Lazard Freres S.A.S.
                                  121 Boulevard Haussmann
                                  75382 Paris Cedex 08 France

Bruno M. Roger                    Managing Director of Lazard Freres             France
                                  S.A.S.
                                  Lazard Freres S.A.S.
                                  121 Boulevard Haussmann
                                  75382 Paris Cedex 08 France

William R. Loomis, Jr.            Chief Executive Officer and Managing             USA
                                  Director of Lazard Freres & Co. LLC
                                  and Chief Executive Officer of
                                  Lazard LLC
                                  Lazard Freres & Co. LLC
                                  30 Rockefeller Plaza
                                  New York, NY 10020

David J. Verey                    Chairman, Managing Director and            United Kingdom
                                  Executive Director of Lazard
                                  Brothers & Co., Limited
                                  Lazard Brothers & Co., Limited
                                  21 Moorfields
                                  London EC2P 2HT
                                  United Kingdom

Gerardo Braggiotti                Managing Director of Lazard Freres              Italy
                                  S.A.S., Lazard Freres & Co. LLC and
                                  Lazard Brothers & Co., Limited, Vice
                                  Chairman of Lazard AB Stockholm and
                                  Lazard & C. Srl, Member of
                                  Supervisory Board of Lazard & Co.
                                  GmbH and Chairman of Lazard Asesores
                                  Financieras S.A.
                                  Lazard Freres S.A.S.
                                  121 Boulevard Haussmann
                                  75382 Paris Cedex 08 France

                                          SCHEDULE 3

               EXECUTIVE COMMITTEE OF LAZARD STRATEGIC COORDINATION COMPANY LLC

               Set forth below are the members of the Executive Committee of Lazard Strategic Coordination Company LLC, their business address, principal occupation and citizenship:


                                          Principal Occupation
              Name                        and Business Address                 Citizenship
              ----                        --------------------                 -----------
Michael A. David-Weill            Chairman of Lazard LLC and                     France
                                  Lazard Freres & Co. LLC
                                  Lazard Freres & Co. LLC
                                  30 Rockefeller Plaza
                                  New York, NY 10020

Gerardo Braggiotti                Managing Director of Lazard Freres              Italy
                                  S.A.S., Lazard Freres & Co. LLC and
                                  Lazard Brothers & Co., Limited, Vice
                                  Chairman of Lazard AB Stockholm and
                                  Lazard & C. Srl, Member of
                                  Supervisory Board of Lazard & Co.
                                  GmbH and Chairman of Lazard Asesores
                                  Financieras S.A.
                                  Lazard Freres S.A.S.
                                  121 Boulevard Haussmann
                                  75382 Paris Cedex 08 France

Norman Eig                        Managing Director of Lazard                      USA
                                  Freres & Co. LLC
                                  Lazard Freres & Co. LLC
                                  30 Rockefeller Plaza
                                  New York, NY 10020

Kenneth M. Jacobs                 Managing Director of Lazard                      USA
                                  Freres & Co. LLC
                                  Lazard Freres & Co. LLC
                                  30 Rockefeller Plaza
                                  New York, NY 10020

William R. Loomis, Jr.            Chief Executive Officer and Managing             USA
                                  Director of Lazard Freres & Co. LLC
                                  and Chief Executive Officer of
                                  Lazard LLC
                                  Lazard Freres & Co. LLC
                                  30 Rockefeller Plaza
                                  New York, NY 10020

Georges Ralli                     Managing Director of Lazard Freres             France
                                  S.A.S.
                                  Lazard Freres S.A.S.
                                  121 Boulevard Haussmann
                                  75382 Paris Cedex 08 France

Bruno M. Roger                    Managing Director of Lazard Freres         France
                                  S.A.S.
                                  Lazard Freres S.A.S.
                                  121 Boulevard Haussmann
                                  75382 Paris Cedex 08 France

William J. Rucker                 Managing Director of Lazard                United Kingdom
                                  Brothers & Co., Limited
                                  Lazard Brothers & Co., Limited
                                  21 Moorfields
                                  London EC2P 2HT
                                  United Kingdom

David L. Tashjian                 Managing Director of                       USA
                                  Lazard Freres & Co. LLC
                                  Lazard Freres & Co. LLC
                                  30 Rockefeller Plaza
                                  New York, New York  10020

David J. Verey                    Chairman, Managing Director and            United Kingdom
                                  Executive Director of Lazard
                                  Brothers & Co., Limited
                                  Lazard Brothers & Co., Limited
                                  21 Moorfields
                                  London EC2P 2HT
                                  United Kingdom

                                   SCHEDULE 4

           The business address for each of the following persons is 30 Rockefeller Plaza, New York, NY 10020

               Executive Officers of Lazard Freres Real Estate Investors L.L.C.


Name of Officer                                        Present and Principal Occupation
---------------                                        --------------------------------
Robert C. Larson                                       Chairman of Lazard Freres Real Estate Investors
                                                       L.L.C. and Managing Director of Lazard
                                                       Freres & Co. LLC

Michael G. Medzigian                                   President and Chief Executive Officer of
                                                       Lazard Freres Real Estate Investors
                                                       L.L.C. and Managing Director of Lazard
                                                       Freres & Co. LLC

Mark S. Ticotin                                        Principal and Executive Vice President
                                                       of Lazard Freres Real Estate Investors
                                                       L.L.C.

John A. Moore                                          Principal and Chief Financial Officer of
                                                       Lazard Freres Real Estate Investors
                                                       L.L.C.

Marjorie L. Reifenberg                                 Principal, General Counsel and Secretary
                                                       of Lazard Freres Real Estate Investors
                                                       L.L.C.

Robert S. Underhill                                    Principal of Lazard Freres Real Estate
                                                       Investors L.L.C.

Henry C. Herms                                         Controller